December 9, 2004

via U.S. Mail 				via facsimile

Richard Coglon				William L. Macdonald, Esq.
President 					Clark, Wilson
Heartland Oil and Gas Corp.		(604) 687-6314
Suite 1925, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6


	Re:	Heartland Oil and Gas Corp.
		Form SB-2 filed November 15, 2004
		File No. 333-120513

Dear Mr. Coglon:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our Comment is inapplicable or a revision is unnecessary. Please be as Detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is To assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

Use of Proceeds, page 6

1.	Disclose your use of the proceeds derived from the private
	placements conducted on September 27, 2004 and January 13, 2004.



Selling Stockholders, page 15

2.	You state that to your knowledge, none of the selling
	shareholders is a broker-dealer, or an affiliate of a broker-dealer. Disclose the steps you took to reach this conclusion.

Private Placements, page 21


3.	Regarding the private placement conducted on September 27,
	2004, you mention that one subscriber for 3,333,334 common shares, for proceeds of $5,000,000, has not yet completed their purchase and provided the purchase price. Disclose whether this subscriber`s shares were included in the private placement`s total aggregate proceeds of $34,891,363.

	In that regard, it is not clear whether those shares are included in the shares registered in this offering or in the 23,260,909 shares cited in this section. If they are, provide us with an analysis as to why you are registering shares that have not been issued.


Recent Sales of Unregistered Securities, page 46

4.	Regarding the sales occurring in September 2004, indicate the
	facts underlying the exemption - i.e. why you believe that Rule 506 was applicable.

Closing Comments

	Please amend the above filing in response to our comments.
You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
Requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to
	Delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to
	delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
	proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public Offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to Jason Wynn, at (202) 824-5665, or in his absence, to the
undersigned, at (202) 942-1870.   Direct all correspondence to the following
ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:  J. Wynn


Heartland Oil and Gas Corp.
December 9, 2004
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405
DIVISION OF CORPORATION FINANCE